One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-342

404-881-7000

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

June 14, 2022

Ms. Stacie Gorman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	J.P. Morgan Real Estate Income Trust, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted on March 4, 2022

CIK No. 0001893262

Dear Ms. Gorman:

This letter sets forth the confidential response of our client, J.P. Morgan Real Estate Income Trust, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated March 22, 2022, pertaining to Amendment No. 1 to Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on March 4, 2022. The Company has prepared and submitted herewith on EDGAR the Registration Statement on Form S-11 (the “Registration Statement”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-11

Compensation, page 147

1. Comment: We note your response to comment 5 of our letter. In light of your disclosure that gross proceeds will take into account proceeds from the shares issued under your distribution reinvestment plan, please revise your disclosure to clearly state that investors will pay fees on shares acquired as part of this plan. Please clarify how the issuance of DRIP shares impacts your NAV calculation, which is used as the basis for determining the ongoing fee, and describe the impact that a NAV different from the assumed $10 per share would have on the amount and length of time over which the stockholder servicing fee will be paid. Provide similar disclosure regarding the impact of not opting out of the distribution reinvestment plan.

Response: The Company has revised the disclosure in the Registration Statement in response to the comment. Because many states require that investors affirmatively opt-in to the distribution reinvestment plan, the revised disclosure does not reference whether a stockholder decides “not to opt out” of the distribution reinvestment plan, but rather whether a stockholder “participates” in the distribution reinvestment plan.

Share Repurchases, page 257

2. Comment: We note your response to comment 7. We note that the mandatory redemption plan only applies to shares acquired by JPMIM based on your disclosure on page 2 and elsewhere. Please revise your disclosure in this section to discuss this plan as it applies to both JPMIM and to the other Class E shareholders.

Response: The Company has revised the disclosure in the Registration Statement in response to the comment.

Please contact me if you should need additional information or should have questions.

Very truly yours,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston